China 3C Group Address: 368 HuShu Nan Road HangZhou City, Zhejiang Province, China 310014 Tel: 086-0571-88381700

August 31, 2009

Jay Williamson, Esq. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	China 3C Group Form 10-K filed April 15, 2009 File No. 000-28767 Form 10-Q filed May 15, 2009

Dear Mr. Williamson:

           Thank you for your comment letter dated June 29, 2009 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-K filed on April 15, 2009 (“Form 10-K”) and Quarterly Report on Form 10-Q filed on May 15, 2009 (“Form 10-Q”) of China 3C Group, a Nevada corporation (the “Company”).  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.  Instead of filing an amendment to the Form 10-K and the Form 10-Q, we have included in this response, where required, the additional disclosure that we intend to include in an amendment for the Staff’s review prior to filing the amended reports.

Form 10-K for the year ended December 31, 2008

Item 1B – Unresolved Staff Comments, page 10

1.
We note that you have not disclosed the existence of unresolved material comments issued by the Staff regarding your Exchange Act filings.  Pursuant to the requirements of Item 1B of Form 10-K, please revise to disclose the substance of all material unresolved comments at the time of filing your December 31, 2008 Form 10-K or tell us why such disclosure is not required.

Response to Comment 1:

On April 10, 2009, the Company’s counsel Loeb & Loeb LLP was advised in a telephone conversation with Ethan Horowitz of the Staff that in the view of the Staff, all substantive issues with respect to the comment letters dated May 8, 2008, September 12, 2008, December 4, 2008, January 16, 2009, February 27, 2009, March 18, 2009 and June 29, 2009 from the Staff to the Company had been resolved and all that remained was for the Company to file amendments to its Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q’s for the fiscal periods ended March 31, 2008, June 30, 2008 and September 30, 2008 incorporating the previously agreed responses to comments.  On April 15, 2009, the Company filed its Form 10-K for its fiscal year ended December 31, 2008.  The Company did not disclose in that filing the existence of any material unresolved SEC comments in that filing because of the Staff’s previous representation to its counsel that all outstanding issues had been resolved and all that remained were the filing of the relevant amendments.  If it is the position of the Staff that the Company should have disclosed in its Form 10-K the fact that at the time of the filing of its Form 10-K that it was in the process of preparing amendments to its previous filings to incorporate responses to SEC comments that had already been resolved, the Company will include such language in an amendment to its Form 10-K.  However, because the substance of the comments were resolved with the Staff prior to the filing of the Form 10-K, the Company does not believe that any discussion of the actual comments is required to be disclosed in the Form 10-K.  For the information of the Staff, the Company filed the amendments to its Form 10-K for the fiscal year ended December 31, 2007 and its Form 10-Q’s for the fiscal periods ended March 31, 2008, June 30, 2008 and September 30, 2008 on May 11, 2009.

Securities and Exchange Commission
August 31, 2009

Item 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 30

2.
We note that your management has concluded that your disclosure controls and procedures were effective at December 31, 2008.  Considering (1) your conclusion that internal control over financial reporting was not effective at December 31, 2008, (2) your identification of a material weakness due to your financial reporting staff lacking technical accounting expertise regarding US GAAP and the preparation of financial statements, (3) your failure to file your December 31, 2008 Form 10-K on a timely basis, and (4) the previously noted deficiency in your disclosure regarding unresolved staff comments, please disclose in reasonable detail the basis for management’s conclusions that your disclosure controls and procedures were effective as of December 31, 2008.  Alternatively, amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year along with any remediation plans that have been or will be enacted.

Response to Comment 2:

The Company will amend its Form 10-K to disclose management’s revised conclusion that the Company’s disclosure controls and procedures were not effective as of December 31, 2008.

The Company identified two material weaknesses in its Form 10-K:

o	The Company did not identify material sales cut-off errors as part of its period end closing process.

o	Lack of technical accounting expertise among financial staff regarding US GAAP and the requirements of the PCAOB and preparation of financial statements.

The Company has taken the following actions to remediate the above stated internal control deficiencies:

Securities and Exchange Commission
August 31, 2009

o
The Company hired new accounting staff who is familiar with US GAAP and PCAOB requirements during the first quarter of 2009 to assist in the preparation of the Company’s financial statements in accordance with US GAAP. The Company also consults with its auditing firm to ensure the completeness and accuracy of the required disclosures.

o
The Company corrected the sales cut-off error in its financial statements included in the Company’s Form 10-K. The Company also enhanced the internal control over financial reporting by strengthening the review procedures of accounting records.

o	The Company provided training to its accounting staff to explain the differences between US GAAP and Chinese Accounting Standards which caused the accounting error in sales cut-off.

Management’s Report on Internal Control over Financial Reporting, page 30

3.
We note that you have concluded your internal control over financial reporting was ineffective as of December 31, 2008 as a result of two material weaknesses.  We also note that you concluded your internal control over financial reporting was effective as of December 31, 2007 with no material changes disclosed in these controls (i.e. via disclosures in your Forms 10-Q and Form 10-K as required by Item 308(c) of Regulation S-K) from December 31, 2007 until your ineffective conclusion at December 31, 2008.  Please revise to disclose in the appropriate Exchange Act form for the appropriate period when your control environment changed to result in each of the two material weaknesses identified.

Response to Comment 3:

The sales cut-off error was a result of the difference between US GAAP and Chinese Accounting Standards in regards to the time when the revenue should be recognized. China 3C Group operates its business through a store-in-store business model. China 3C Group has retail stores in large department stores. When China 3C sells merchandise to retail customers, customers pay the department store in which they purchased the merchandise. Pursuant to the agreements between China 3C and these department stores, each department store transfers the revenue from sales of China 3C’s merchandise to China 3C within 15 days of sale.  According to US GAAP, China 3C should recognize the sales revenue when the merchandise was sold to the retail customers. According to Chinese Accounting Standards, China 3C can only recognize the revenue when the department stores remit payments to China 3C, which is within 15 days after the sale of the merchandise to the retail customers. In 2008, the revenue generated during the 15 day period was approximately $4.2 million. The Company did not include the $4.2 million revenue in its financial statements for the fiscal year ended December 31, 2008 until the Company’s auditors proposed the adjustment.

The sales cut-off error existed in 2007, however, the amount was immaterial, and therefore, the Company did not make any adjustments in its financial statements for the fiscal year ended December 31, 2007. The Chinese New Year, a period in which the Company experiences a higher number of sales, falls on different dates of the Gregorian calendar every year and in 2008 the date was close to December 31, 2008, therefore, the Company had higher sales revenue at year end 2008 compared to the same period in 2007. Thus, the sales cut-off error in 2008 exceeded the materiality level. The Company’s auditors proposed the adjustment to the financial statements for the fiscal year ended December 31, 2008 and accordingly made the adjustment. The Form 10-K reflects the correct financial data which adjusted the sales cut-off error.

Securities and Exchange Commission
August 31, 2009

Sales cut-off error for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 were immaterial.

4.
In connection with the comment above and to support your effective conclusion of your internal controls over financial reporting at December 31, 2007, your response dated April 2009 to our prior comment two stated that there “…is there is an operating deficiency as a result of a lack of expertise by lower level accounting personnel, which resulted in the omission of disclosures regarding disclosures required by US GAAP… Management does not believe that this operating deficiency is significant or is a material weakness.”  Tell us about the facts and circumstances that led this “operating deficiency” at December 31, 2007 to evolve into a material weakness at December 31, 2008.

Response to Comment 4:

The Company identified a material weakness in its Form 10-K for the fiscal period ended December 31, 2008 that the Company lacked technical accounting expertise. In 2007, however, when the Company identified the same deficiency, it was considered a significant deficiency instead of a material weakness.

In 2007, the deficiency resulted in the omission of disclosures regarding segment reporting in accordance with SFAS 131 and disclosures required by US GAAP, including under SFAS 123(R) and SFAS 141. The lack of US GAAP expertise had an inconsequential impact on the fair presentation of the financial statements for the fiscal year ended December 31, 2007 and the omitted disclosures and the subsequent revision of disclosures the Company made did not materially affect any amounts in the Company’s financial statements. Therefore, the Company believes that the lack of technical accounting expertise was an operating deficiency in 2007.

In 2008, the lack of US GAAP expertise by the Company’s accounting personnel caused a failure to identify material sales cut-off errors. Failure to understand the differences between US GAAP and Chinese Accounting Standards in sales cut-off led to the understatement in sales revenue of $4.2 million and cost of goods sold of $3.6 million and overstatement in inventory of $3.6 million. These misstatements exceeded the materiality level. Although the Company accepted the adjustment proposed by the auditors and corrected the errors before filing its Form 10-K, the Company’s internal control did not detect the error. Therefore, the lack of US GAAP expertise by the Company’s accounting personnel became a material weakness in 2008.

Securities and Exchange Commission
August 31, 2009

5.
We note that you have identified a material weakness in your internal control over financial reporting related to sales cut-off errors.  It appears that your current disclosure quantifies the impact of this material weakness, but does not provide a clear description of the control deficiency that resulted in these errors.  Please revise to clearly disclosure this control deficiency as well as specific actions that management will take (or has taken) to address this control deficiency.

Response to Comment 5:

The Company will amend its Form 10-K to provide a clear description of the control deficiency that resulted in the sales cut-off errors and to disclose that the Company has taken the following actions to remediate the material weakness in its internal control over financial reporting related to sales cut-off errors:

o
The Company hired new accounting staff who is familiar with US GAAP and PCAOB requirements during the first quarter of 2009 to assist in the preparation of the Company’s financial statements in accordance with US GAAP. The Company also consults with its auditing firm to ensure the completeness and accuracy of the required disclosures.

o
The Company corrected the sales cut-off error in its financial statements included in the Company’s Form 10-K. The Company also enhanced the internal control over financial reporting by strengthening the review procedures of accounting records.

o	The Company provided training to its accounting staff to explain the differences between US GAAP and Chinese Accounting Standards which caused the accounting error in sales cut-off.

6.
We note that you also identified a material weakness in your internal control over financial reporting due to your financial reporting staff lacking technical accounting expertise regarding US GAAP and the preparation of financial statements.  Considering this type of material weakness appears pervasive and would likely impact multiple areas in the preparation of your financial statements, please revise to provide an analysis of how this material weakness affects your financial reporting process and internal control over financial reporting.

Response to Comment 6:

The Company will revise its Form 10-K to provide the following analysis of how the lack of US GAAP expertise affected the Company’s financial reporting process and internal control over financial reporting:

A.           Deficiency in disclosure controls and procedures

a.	The Company omitted the following disclosures in its financial statements for the fiscal year ended December 31, 2007:

Securities and Exchange Commission
August 31, 2009

•	The Company omitted segment reporting information under SFAS 131, which requires a breakdown of total revenues, net income, etc. for each reporting segment.

•	The Company omitted under its Summary of Significant Accounting Policies on stock based compensation disclosure required by SFAS 123(R).

•	The Company omitted under Note 1 of the notes to its financial statement disclosure required by SFAS 141 relating to its acquisitions of two companies.

Due to the lack of US GAAP experience and expertise, the Company failed to include the abovementioned disclosures in the financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company’s former auditors also failed to identify the omission of such disclosures. Therefore, the Company retained the accounting firm of Goldman Parks Kurland Mohidin LLP in 2009.

b.	The Company omitted segment information in its Form 10-Qs for the fiscal periods ended March 31, 2008, June 30, 2008 and September 30, 2008.

B.	Impact on the Company’s financial reporting process and internal control over financial reporting

The Company failed to timely file its Form 10-K with the Commission due to the sales cut-off error identified after year end. The sales cut-off error was caused by the fact that the Company’s accounting staff did not understand the differences between US GAAP and Chinese Accounting Standards as pertaining to sales cut-off.

Item 11 Executive Compensation, page 33

7.
With a view to disclosure, quantify for us the total compensation received by Mr. Levinson as an executive officer and, separately, as a director.  It is unclear why the total column in the summary compensation table is $60,000.  In addition, it is unclear how Mr. Levinson’s director compensation totals $277,398 given the amounts in the first two columns of the director compensation table.  Please revise or advise.  We refer you to Instructions 3 to Item 402(c) of Regulation S-K.

Response to Comment 7:

The oral agreement pursuant to which Mr. Levinson was retained by the Company provided that he was entitled to receive, among other things, a salary of $60,000 for both his services as a director of the Company and for his services as the employee in charge of the Company’s investor relations.  The oral agreement, the terms of which are set forth in the Company’s Form 8-K dated May 7, 2007, does not specify any allocation of such compensation to the services performed by him as a director as opposed to the services performed by him as an employee of the Company.  The $277,398 number in the Director Compensation Table is an error.  The Company will revise the total compensation in the Director Compensation Table for 2008 as $178,000.  Mr. Levinson was never an executive officer of the Company and did not have any title as such with the Company.  He, therefore, should not have been included in the Company’s Summary Compensation Table.  The Company will remove him from the Summary Compensation Table in its amendment to the Form 10-K.

Securities and Exchange Commission
August 31, 2009

8.	In addition, it is unclear why you do not provide a Grants of Plan Based Awards table covering the grant of securities, including the 125,000 shares identified on page 35. Please advise or revise.

Response to Comment 8:

The reason that the Company did not provide a Grants of Plan Based Awards Table in its Form 10-K was because no Named Executive Officer received any plan based awards during the Company’s fiscal year ended December 31, 2008.  As previously mentioned, Mr. Levinson was not an executive officer of the Company.

Signatures

9.
Please advise if Weidong Huang is your principal accounting officer.  If he is, please undertake to have him sign future filings in that capacity.  If Mr. Huang is not your principal accounting officer, please amend your Form 10-K to add the signature of the individual acting in that capacity.  See General Instruction D.

Response to Comment 9:

Prior to June 15, 2009 Weidong Huang was the Company’s principal accounting officer.  On June 15, 2009, the Company received notification from Weidong Huang that effective immediately, he resigned from his position as Chief Financial Officer of the Company.  Effective as of June 16, 2009, the Board of Directors of the Company appointed Jian Zhang as principal financial and accounting officer of the Company.  The Company undertakes to have Mr. Zhang sign future filings in his capacity as principal financial and accounting officer of the Company.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, F-2

10.
We note that you have presented the report issued by your former independent accountant in accordance with Article 2 of Regulation S-X.  Please advise your former accountant to revise their report to only provide assurance on the periods for which financial statements are presented in your annual report (i.e., balance sheet at December 31, 2007 and the results of operations and cash flows for the years ended December 31, 2007 and 2006).

Securities and Exchange Commission
August 31, 2009

Response to Comment 10:

The Company will include in its amended Form 10-K a revised report to be issued by the Company’s former independent accounting firm.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

General and Administrative Expenses, F-12

11.
We note you do not include costs of your distribution network in cost of sales.  Please disclosure to us the amount of these distribution network expenses included in selling, general and administrative expenses and confirm in future filings (i.e. new or amended) such amount will be disclosed in the notes to your financial statements.

Response to Comment 11:

The distribution network expenses were included in general administration and selling expenses as shipping and handling expenses.  The shipping and handling expenses for 2006, 2007 and 2008 were $116,557, $219,191 and $244,254, respectively.

The Company will include the above stated information on costs of its distribution network in its amended 10-K and confirms that it will include such disclosure in its future filings with the Commission.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 20

12.
We note that the quarter ended March 31, 2009 represents your first quarterly decline in sales since March 31, 2008.  However, accounts receivable only decreased by one percent from $23,724,587 at December 31, 2008 to $23,469,578 at March 31, 2009.  As you have historically attributed the increase in accounts receivable to increases in sales and the extension of repayment terms offered to your retail customers, please tell us why your accounts receivable balance did not change even though net sales decreased by $7,507,498 from the quarterly period ended December 31, 2008.  Your response should explain management’s assessment of the timing and collectability of outstanding accounts receivable.

Response to Comment 12:

At March 31, 2009, the accounts receivable balance was $23,469,578, which represented a one percent decrease compared to $23,724,587 at December 31, 2008. However, sales in the first quarter of 2009 decreased $7,507,498 or 8.8%.

Securities and Exchange Commission
August 31, 2009

Accounts receivable did not decrease in line with the decrease in sales due to the fact that the Company began extending the payment terms of its customers in late March 2009. The extension in payment terms resulted in an increase in accounts receivable which offset the decrease in accounts receivable caused by the decline in sales.

During the first quarter of 2009, the Company offered retail customers a payment term of 30 days on average and wholesale customers a payment term of 10 days on average. However, the Company began extending the payment terms offered to its customers in late March 2009. The payment terms for retail customers was extended from 30 days to 45 days from the transfer of goods to the customers. The payment terms for wholesale customers changed from 10 days to 15 days after receipt of goods. The extension terms were disclosed in the Company’s Form 10-Q for the fiscal quarter ended June 30, 2009.

13.
We note that you have attributed the increase in inventory during the quarterly period ended March 31, 2009 to your “adjustment for cost of sales from Chinese accounting standards to US GAAP.”  As your historical financial statements have been presented in accordance with US GAAP, please provide us with a detailed explanation for this change.  If this change represents an error in your historical financial statements, please tell us how you considered the guidance per SAB 108 and SFAS 154.

Response to Comment 13:

The Company identified a material sales cut-off error at December 31, 2008 which was caused by the difference between US GAAP and Chinese Accounting Standards. The sales cut-off error caused an overstatement in inventory of $3.6 million at December 31, 2008 which exceeds the materiality level. Therefore, the Company made an adjustment to its financial statements to record the correct inventory balance in accordance with US GAAP. The increase in inventory at March 31, 2009 was a result of the correction of inventory balance at December 31, 2008 from Chinese Accounting Standards to US GAAP.

The sales cut-off error existed at December 31, 2007 and the Company has taken into consideration the guidance per SAB 108 and SFAS 154. However, the sales cut-off error was immaterial and overstatement of inventory was immaterial at December 31, 2007. Due to the fact the errors in sales, cost of goods sold and inventory did not exceed the materiality level, no adjustment was made to the Company’s financial statements for the fiscal year ended December 31, 2007.

Item 4 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 23

14.
We note that you have concluded that your disclosure controls and procedures were effective at March 31, 2009.  Please provide us with a detailed explanation for this conclusion considering that your internal control over financial reporting was not effective at December 31, 2008 and that there were no material changes in your internal control over financial reporting during the first quarter of 2009.

Securities and Exchange Commission
August 31, 2009

Response to Comment 14:

During the first quarter of 2009, the Company took the following actions to remediate the deficiencies identified at December 31, 2008:

o
The Company hired new accounting staff who is familiar with US GAAP and PCAOB requirements during the first quarter of 2009 to assist in the preparation of the Company’s financial statements in accordance with US GAAP. The Company also consults with its auditing firm to ensure the completeness and accuracy of the required disclosures.

o	The Company enhanced its internal control over financial reporting by implementing a routine review process to be performed by its principal accounting officer which will:
i.	Clearly establish the date when the sale of merchandise occurs as the sales cut-off date, instead of the date of receipt of payment for the sold merchandise;
ii.	Include reviews of sales recorded near the fiscal period end to ensure sales are recorded in the correct period; and
iii.	Include approval by the principal accounting officer of all sales cut-off adjustment entries to assure accuracy.

o	The Company provided training to its accounting staff to explain the differences between US GAAP and Chinese Accounting Standards which caused the accounting error in sales cut-off.

The Company considers these remedial measures to constitute material changes in the Company’s internal control over financial reporting during the first quarter of 2009.  The Company will amend its Form 10-Q to disclose management’s revised conclusion that there were material changes in the Company’s internal control over financial reporting during the first quarter of 2009.

The Company believes that these actions remediated the deficiencies identified at December 31, 2008. Therefore, the Company’s management believes that the disclosure controls and procedures were effective at March 31, 2009.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Please let us know if you have further questions. Thank you.

Securities and Exchange Commission
August 31, 2009

Very truly yours,

China 3C Group

By:          /s/ Zhenggang Wang
Name:  Zhenggang Wang
Title:     Chief Executive Officer and Chairman